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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wi-LAN Inc.

*CURRENT ADDRESS Suite 608
11 Holland Avenue
Ottawa, ON K1Y 4S1
Canada

**FORMER NAME

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PROCESSED
APR 01 2008
THOMSON
FINANCIAL

FILE NO. 82- 35763 FISCAL YEAR 10/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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win

Wi-LAN Inc. Annual Report 2006



Large and growing markets

Wi-LAN's exciting opportunities

Valuable Technology

Wi-LAN's IP is core to wireless and Internet access

Fostering Innovation

Wi-LAN's strong legacy continues

BLAZING THE TRAIL

Technologies that improve access are key

Company Overview

Wi-LAN, which was founded in 1992, is a "pure play" Intellectual Property licensing company. Its patent portfolio covers a wide range of products serving four major broadband access markets: Wi-Fi, CDMA, WiMAX and ADSL. In addition to its licensing program, Wi-LAN runs a technology acquisition program designed to further strengthen its portfolio. Wi-LAN's founders, Dr. Hatim Zaghloul and Dr. Michel Fattouche, remain involved with the Company today.

2006 - A Success

2006 saw the successful transition of Wi-LAN to an IP licensing company. For the first time in its 14-year history, the Company ended the year with positive net earnings. In fact, Wi-LAN was among the best performing tech stocks on the TSX in 2006.* With a solid foundation in place, the company is well-positioned for further growth in 2007 and beyond.

*Source: TSX. Based on last trading days of 2005 and 2006.

WiLAN

INNOVATION EVERYWHERE.



Letter from the CHAIRMAN

Dear Fellow Shareholders,

2006 WILL BE REMEMBERED AS A BANNER YEAR for Wi-LAN. Building on the commitments your Board made at the AGM in April 2006, we became a rejuvenated and refocused organization; we defined and achieved key milestones; we strengthened our balance sheet and we laid the foundation for even better things to come in 2007.

These dramatic developments signal the successful completion of your Board's plan to transition Wi-LAN into a "pure play" wireless and wireline telecom IP licensing company.

Early in 2006, we looked at all strategic alternatives and decided to divest our products business and our engineering services division to focus on licensing our intellectual property portfolio. We also moved the main operations of the Company to Ottawa, dramatically reducing our staff structure, as well as our operating costs.

From the day we started our search, your Board identified Jim Skippen as the ideal candidate to lead the charge. A highly-regarded licensing executive with an impressive track record of negotiating strong patent license deals and winning significant settlements in lawsuits against some of the world's largest technology companies, we knew that Jim was the best person in the industry to help us harvest and grow our IP portfolio.

In 2006, your Board and management took us to a whole new level. The most exciting thing is that the story of growth has only just begun. The strength of our patent portfolio, our large and expanding target markets and the proven track record of our management team mean further successes are on the horizon.

On behalf of the Board of Directors, I would like to thank all members of the Wi-LAN team for their dedication and hard work. I would also like to thank you, our Shareholders, for your continued confidence in Wi-LAN. I'm looking forward to an exciting 2007.

Best regards,

H. Zaghloul

Dr. Hatim Zaghloul
Chairman of the Board



Letter from the CEO

Dear Fellow Shareholders,

IT HAS BEEN A REWARDING SEVEN MONTHS since I arrived at Wi-LAN in June. We started with a very strong wireless patent portfolio and put in place a dedicated and experienced management team. Our financial position has not been this strong in many years. It will allow us to seize further market opportunities from our rich portfolio of intellectual property for years to come.

In 2006, Wi-LAN was among the best performing tech stocks on the TSX. In December, we picked up the pace, including two key achievements: a $49.2 million licensing deal with Nokia, and a $30 million round of financing.

I joined Wi-LAN because I saw the tremendous potential of the Company's patent portfolio in key technology markets. Given the size of the markets, the low cost to run an IP licensing company and the potential of the patents, I believed it would not take long to turn the corner. I'm certainly encouraged by how quickly the Company has turned around.

We accomplished a number of significant milestones in 2006. First, we quickly raised $16 million of financing to get started and strengthen our negotiating position. We assembled a talented executive team to help drive the business forward and we moved the Company to Ottawa to generate further savings and help us build the team.

Our patent deal with Nokia, announced on December 4, 2006, is highly significant. Not only did it produce high-margin revenue, it provided instant validation that the things we've been saying about our patents were right. It also gave us access to some of the world's most important patents in ADSL – the technology that provides access for an estimated two thirds of the world's Internet users.

Wi-LAN is just beginning. Since Nokia signed on under our Early License Program, a number of other companies have accelerated the pace of licensing discussions. Although we are pleased with the progress to date, what we are especially excited about is that by our count, more than 150 other companies need a license for our patents.

We believe that our IP portfolio includes patents that read "on the standards" of the major wireless and wireline technologies, including Wi-Fi, CDMA, WiMAX and ADSL. When you consider that the size of the markets is well over $100 billion and growing, the potential for large and sustainable revenue streams is significant.

Wi-LAN has invested heavily in R&D over the years to develop its valuable technology and deserves fair compensation for its efforts. That is why we have set in place an aggressive strategy to pursue additional licensing agreements and to continue to search out those who are infringing on our patents. We have already put more than 80 companies on notice and we are engaged in discussions with a number of them.

Our solid financial position at year's end, including the additional $30 million financing, provides a clear message to any company that requires a license to Wi-LAN's patents that we can weather a litigation storm. It also helps support another key strategy going forward – bolstering our current patent portfolio through acquisitions.

As we look ahead to 2007, we will focus on maintaining our financial momentum, building on the high performance culture we've created, rewarding our shareholders with above-market returns and moving quickly towards our vision of becoming one of the premier IP licensing companies in the world.

James Skippen

Jim Skippen
President & CEO



Meet the

CEO

Jim Skippen on IP Licensing

In his sixth floor Ottawa office, minutes away from Parliament Hill, Jim Skippen is taking a rare moment to catch his breath. He hasn't had much time to do that lately. At least, not since he took over at the helm of Wi-LAN six months ago.

He has hit the ground running, setting up a strategy to exploit and grow Wi-LAN's patent portfolio, travelling non-stop around the world, closing financing deals and advancing licensing discussions.

Skippen is known as a tough negotiator who is widely experienced in large, complex patent litigations. It took his team only five months to negotiate the $49.2 million licensing agreement with Nokia – Wi-LAN's biggest patent licensing success yet.

Just a few weeks later, Skippen spearheaded a $30 million financing deal to further strengthen Wi-LAN's position. Skippen isn't about to stop there. He has embarked on a bold strategy to actively search out anyone who is infringing on Wi-LAN's valuable patents.

"There's a whole methodology behind the process. You can't just fire off a letter to someone and say 'pay up or else'. It's a gentleman's sport. Persistence, patience and fairness are key. A lot of people in the licensing business know each other and there are rules of the game."

IT TOOK HIS TEAM ONLY FIVE MONTHS TO NEGOTIATE THE $49.2 MILLION LICENSING AGREEMENT WITH NOKIA.



"Ours is not a litigious philosophy," Skippen adds. "It's about licensing our valuable technology, and earning a fair return on that IP and the heavy R&D investment made to create our patents."

He says he loves the concept of intellectual property. "Patents are a form of property that has been critical in developing the strength of western economies. The theory behind a patent is that if you invent something useful and teach the world the best way to do it, then you get a twenty-year monopoly on that invention."

"I really believe that the sophisticated patent laws in countries like the U.S. and Canada have helped propel their economies over the past hundred years to the top of the heap. Even today, intellectual property continues to gain importance in the developing world in countries such as China and India."

Since the Nokia deal, negotiations are continuing. Skippen says the Company believes there are at least 150 companies who require a license to Wi-LAN's patents.

IT'S ABOUT LICENSING OUR VALUABLE TECHNOLOGY, AND EARNING A FAIR RETURN ON THAT IP AND THE HEAVY R&D INVESTMENT MADE TO CREATE OUR PATENTS.

A critical part of Skippen's strategy is that he intends to continually add new valuable patents to the portfolio. "With our acquired expertise in identifying and commercializing patents, we believe we will be a natural partner for companies interested in either selling or licensing patents."

While he recognizes the importance of short-term performance and achievements, he also has a clear focus on a long-term vision for the Company. "It's not just about a few good quarters, but the ability to win year after year. My hope is that long after I'm gone, the Wi-LAN patent portfolio continues to be important to companies in the wireless and telecom field, based, in part, on the foundation that we're laying today."



Blazing the trail:

Technologies that improve access are key

THE DAYS OF THE "WORLD-WIDE WAIT" ARE OVER. TODAY'S BUZZWORDS ARE SPEED AND MOBILITY AND TECHNOLOGIES THAT IMPROVE ACCESS ARE THE KEY.

$2.1 TRILLION IN WORLDWIDE TELECOMMUNICATIONS SPENDING IN 2005

INTERNET USAGE DOUBLING EVERY 100 DAYS

1.5 BILLION CELL PHONE USERS WORLDWIDE

WIRELESS IS NOW IN ALL FOUR CORNERS OF THE GLOBE, from mature to developing countries.

As consumer and business demands push for ever-faster high-speed connectivity and bandwidth, broadband continues to spread faster than radio, television and the telephone.

According to the Telecommunications Industry Association, worldwide telecommunications spending jumped 6.8%, to $2.1 trillion last year alone.





The founders of Wi-LAN were ahead of the industry when they developed W-OFDM and MC-DSSS. They broke high-speed signals into thousands of signals that could be sent concurrently on different frequencies with minimal interference. Their innovations provided a competitive advantage over traditional methods that could only send one signal at a time. With it, they made wireless commercially feasible.

We have reached a level of connectivity that was unimaginable only a few years ago. It is an exciting time to be part of this industry.

SOME KEY TRENDS TO WATCH FOR

Internet usage is doubling every 100 days. There are more than 1.5 billion cell phone users around the world. That number continues to climb every day. The popularity of PDAs and laptops is exploding, with notebook computers now out-selling desktops. Retailers are clamoring for hot spots while video game consoles – now also adopting wireless technologies – have passed movies in popularity.

What does this mean for WI-LAN? In a word: Opportunity.

Wi-LAN's wideband orthogonal frequency division multiplexing ("W-OFDM") technology has been incorporated into industry standards by telecommunications companies around the world.

Wi-Fi is now ubiquitous on laptops while mobile phones that use Wi-Fi technology as a form of connection are taking off.

Wi-LAN's multicode direct sequence spread spectrum technology ("MC-DSSS") is central to CDMA applications, the main technology currently used by more cell phone systems in North America than any other technology.

Wi-LAN's W-OFDM technology also lies at the core of the WiMAX standard, the most promising technology yet in the growing broadband wireless access industry.

The future of broadband is now. It's a great time to be in the space.



Large AND growing markets

Wi-LAN's exciting opportunities

THE SKY'S THE LIMIT... well, not quite, but Wi-LAN's growth potential is huge when you consider that its IP portfolio is fundamental to large, growing and emerging wireless and telecommunications access markets. "The values lying untapped within our patent portfolio are immense," according to Cory Houston, Director, Market Research at Wi-LAN.

Proven technology, the creation of key standards and guaranteed vendor interoperability has set the scene for explosive growth in broadband

The values lying untapped within our patent portfolio are immense.

wireless equipment sales. It is an arena dominated by large, multi-billion dollar companies who are building Wi-LAN's standard-based solutions into their laptops, cell phones and many other products that provide users with access to the services provided by the massive telecom service providers.

What's more, the Company's patented W-OFDM and MC-DSSS technology is being adopted in new standards, such as Ultra Wideband, Bluetooth V.3 and Wireless-USB.

"When you consider that the worldwide broadband market is over $100 billion – and forecast to grow to $250 billion in just five years – the numbers are staggering," according to President & CEO Jim Skippen. "Even if Wi-LAN gets a small percentage of that in royalties, the potential for high returns is significant."

Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

"Nokia is just the beginning," Skippen says. "Our objective is to sign license agreements with all major companies in the world operating in the wireless and telecommunications access markets that use Wi-LAN's intellectual property."



Wi-Fi

Wi-Fi is becoming ubiquitous in society, with consumer electronics the big driver going forward. Growing numbers of Wi-Fi hotspots, an emerging handset market and Wi-Fi-installed laptops are fuelling its growth. *Currently, the worldwide Wi-Fi market is estimated at US$82 billion and is expected to almost double by 2011.

[*Source: IDC, Telecom Trends]

CDMA

The North American CDMA market is still growing, even as legacy voice networks give way to broadband wireless networks and subscribers regularly upgrade to more feature-rich versions. *Currently, the handset market exceeds US$50 billion annually, growing to US$94 billion by 2011.

[*Source: Strategy Analytics, Dell'Oro]

WiMAX

WiMAX is slated for rapid growth as the next generation of broadband services. Analysts forecast it will increasingly achieve widespread penetration in laptops and handsets as it gains support among the major industry players. *Market forecasts estimate growth from US$544 million in 2007 to US$11 billion in 2012.

[*Source: Maravedis, Telecom Trends]

ADSL

ADSL is the access technology used by over two-thirds of the world's 255 million broadband Internet subscribers and allows service providers to supply high-speed Internet access to residential and business customers over their standard phone lines. *Worldwide sales are expected to be US$5 billion per year over the next five years.

[*Source: Dell'Oro]

THE FUTURE

It is an exciting time as more and more companies in the wireless and wireline sectors are beginning to show an interest in licensing Wi-LAN's important IP. It's a space characterized by large and untapped markets with explosive growth potential.

Besides Nokia, Wi-LAN believes there are at least 150 other companies who require a license to its patents. "We're in a huge forest and we've only cut down one tree," says Jim Skippen, President and CEO.

With its strong patent portfolio expanded by the recent acquisition of ADSL patents, Wi-LAN's aggressive strategy to pursue licensing agreements with those who infringe on its valuable IP and its ambitious plans for its Technology Acquisition Program, the future has never looked brighter.

Valuable Technology

WI-LAN'S IP IS CORE TO WIRELESS AND INTERNET ACCESS

10

In the world of patents, Wi-LAN stands out in the crowd. From the commonly used cellular telephone standard CDMA, to the Wi-Fi wireless networking standard being used in all new laptops, to the high-speed, long-range wireless networking technology WiMAX, the technology its founders developed and patented has been entrenched in many of the world's communications systems. Add to that the recently acquired ADSL portfolio and Wi-LAN is quickly becoming a patent powerhouse.

"Wireless patents are typically among the most valuable patents out there," according to President and CEO Jim Skippen.

The technology that's been getting a lot of buzz is Wi-Fi. It is standards-based (IEEE 802.11), so that equipment made by different suppliers can recognize and work with each other. Wi-LAN's MC-DSSS patents apply to the 802.11b standard, while its OFDM patents teach core modulation technology of the 802.11a, b, g and n standards.

WIRELESS PATENTS ARE TYPICALLY AMONG THE MOST VALUABLE PATENTS OUT THERE.

Wi-LAN's multicode direct sequence spread spectrum (MC-DSSS) patents are core to the operation of the North American CDMA networks that provide wireless service to the majority of North American cellular subscribers.

WiMAX is one of a few technologies competing to be one of the dominant wireless technologies of the future. Wi-LAN believes its patents apply to the WiMAX standards 802.16d (802.16-2004) & 802.16e (802.16-2005).

In the area of ADSL, Wi-LAN's US'222 OFDM patent teaches the modulation technology of choice for the current ADSL 2/2+ standards, as well as the VDSL standard.

The story of Wi-LAN's potent patents continues to grow as the Company evaluates its current IP for application in other areas and looks for opportunities to acquire new patents.

Wi-LAN – a patent powerhouse. And getting stronger.





Giving innovators a fighting chance to bring their idea to market.

fostering INNOVATION

Wi-LAN's strong legacy continues

WI-LAN WAS FOUNDED ON INNOVATION. Fourteen years ago, its founders, Drs. Hatim Zaghloul and Michel Fattouche, carried out cutting-edge research to develop a transmission scheme that enabled data to be encoded on multiple high-speed radio frequencies concurrently. The founders continue to be involved in the Company today.

Their wideband orthogonal frequency division multiplexing (W-OFDM) was a breakthrough in making wireless products commercially viable in the price-sensitive consumer electronics market.

They believed their modulation technique would one day be the world standard for high speed communications. Today, it is the world's most efficient use of bandwidth and the cornerstone technology for wireless and telecommunications access products and services.

That spirit of innovation and boldness prevails today at Wi-LAN. The Company puts a premium on encouraging innovation and bringing the best to the consumer.

"We work with international research institutions and systems integrators to promote worldwide standards and support innovative development," says CTO Jung Yee.

"We help give innovators a fighting chance to bring their idea to market. Through Wi-LAN's Technology Acquisition Program, we work with inventors to help jump-start their growth and build on their ideas, protecting and commercializing their inventions."

Many companies and individual inventors, in particular, may not have the required infrastructure to enforce their intellectual property rights. So while Wi-LAN's expertise benefits our shareholders, it also helps talented inventors get fair compensation to keep doing what they're best at – inventing new technologies and products. That way, the wheel of invention continues.

Because at Wi-LAN, we believe innovation is the engine that drives the 21st century economy.

WE WORK WITH INVENTORS TO HELP JUMP-START THEIR GROWTH AND BUILD ON THEIR IDEAS.



IP Licensing – a business

Wi-LAN's methodology

WI-LAN'S NEGOTIATING STYLE IS VERY MUCH FIRM, BUT FAIR. BEHIND THE WARM HANDSHAKE OF PRESIDENT & CEO JIM SKIPPEN LIES AN UNAPOLOGETIC, NO-NONSENSE COMMITMENT TO ENSURE FAIR COMPENSATION FOR WI-LAN'S VALUABLE TECHNOLOGY.

"WE ALWAYS USE THE CARROT, rather than the stick," says the veteran licensing executive who is leading the charge to make Wi-LAN one of the premier technology licensing companies in the world.

"Our strategy is to offer fair, non-discriminatory terms to those who are using our Intellectual Property without our permission. Our goal is to reach amicable, mutually-advantageous business agreements."

Skippen and his team of experts meet personally with the target licensee companies and work to find a solution both sides can accept. "When a company makes it too expensive for a potential licensee, it often means the target will fight [litigate] rather than sign a deal."

"Patent licensing isn't just a legal exercise. It's very much a business. And, if you don't treat it like a business – pricing your product right, marketing your product, and having all the skills you need to sell any product – you probably won't be successful."

"It's harder than it looks to license patents successfully. You have to know how to do it," he adds. "We've developed a comprehensive methodology, including how to approach companies. You can't just fire off a letter to someone and say 'pay or else'."

An added incentive – that is, until April 2007 – is Wi-LAN's Early License Program. It offers licenses at favourable rates to early licensees, as long as the deals are completed by July 2007. After that, rates will increase to market levels.

"We've sent the message out to everyone so that all companies have an equal opportunity to take advantage of this limited-time offer," says Skippen. Nokia was the first to sign up. Since then, other companies have shown an interest in discussing a license under the program.

PATENT LICENSING ISN'T JUST A LEGAL EXERCISE. IT'S VERY MUCH A BUSINESS.

But Wi-LAN is firm about what it will do if a company doesn't agree to pay for infringing on its patents.

"Although, as in this case with Nokia, we prefer to negotiate a settlement wherever possible, we are prepared to litigate if necessary to ensure Wi-LAN receives fair compensation for the use of its intellectual property," adds VP Licensing and General Counsel, Bill Middleton.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

FORWARD-LOOKING INFORMATION

This MD&A, compiled as of January 9, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the enforceability of the Company's patents;
- the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio;
- the effects of litigation regarding the licensing activities and the patents;
- the need of the Company to acquire or develop new patents to continue to grow its business;
- the investment required by the Company to translate its intellectual property position into sustainable profit in the market;
- the Company's dependency on the performance of its key officers and employees;
- the Company's ability to attract and retain key employees;
- changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Company;
- the ability of the Company to raise capital or other forms of financing on acceptable terms when needed; and
- the acquisitions of additional products, technologies or businesses and any potential change in foreign currency rates.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's audited fiscal 2006 financial statements and the accompanying notes (the "Financial Statements"). **Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data, which is reported in dollars.** The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at **www.sedar.com** and also on Wi-LAN's website at **www.wi-lan.com.**

OVERALL PERFORMANCE – FISCAL 2006 OVERVIEW

2006 was a watershed year for Wi-LAN. The Company assessed strategic alternatives and decided to focus its full attention on licensing its IP. To implement that strategy, Wi-LAN:

- sold its products business – in three transactions involving EION Wireless Inc. ("EION"), GIL Technology Co. ("GIL") and a subsidiary of Kawveri Telecom Products Limited ("Kavveri");
- exited its engineering services business by transferring the engineering team to a subsidiary of Fujitsu Limited ("Fujitsu");
- hired an experienced President & CEO, Jim Skippen, in June to lead the licensing business;
- raised a total of $16 million of new equity in June and August to finance its operations;
- acquired additional patent rights from Ensemble Communications Inc. ("Ensemble") in April by the issue of 2,000,000 common shares;
- moved its head office from Calgary to Ottawa, a better location for staff recruitment and the location of certain key engineering suppliers in Wi-LAN's licensing business;
- signed licenses with two major companies – Cisco Systems Inc. ("Cisco") and Fujitsu;
- hired a team to plan and implement the licensing programs;
- initiated litigation in Canada against D-Link Canada Inc. and D-Link Systems Inc. (collectively, "D-Link") for infringing Wi-LAN's Wi-Fi patents; and
- made significant progress in its licensing program, including notifications, initial discussions and negotiations with a number of target licensees.

These building blocks represent the foundation for Wi-LAN's business going forward:

- exploiting the portfolio of patents that are fundamental to three multi-billion dollar wireless markets: CDMA cell-phones; Wi-Fi products such as laptop computers, routers for homes and offices, and wireless gaming equipment; and WiMAX, a longer-range wireless solution that is gaining momentum from service suppliers such as Sprint to equipment and infrastructure manufacturers such as Motorola, Nokia and Nortel; and
- growing the IP portfolio through acquisitions.

The results to date have been encouraging:

- Wi-LAN's cash and short-term investments grew from $3,690 on October 31, 2005 to $16,680 on October 31, 2006;
- under CEO Jim Skippen's leadership, a team of 10 employees has been assembled to implement the business plan;
- significant progress on the licensing program has been achieved; and
- a number of possible patent acquisitions have been identified and are being assessed.

SINCE THE OCTOBER 31, 2006 YEAR END

Two significant subsequent events were achieved in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of approximately $49,200, including approximately $15,200 of cash due in January 2007, less 10% withholding taxes, and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

RESULTS OF OPERATIONS – FOURTH QUARTER AND YEAR

The main items included in Wi-LAN's earnings for the fiscal fourth quarters and years ending October 31, 2006 and 2005 follow.

	Three months ended October 31,				Year ended October 31,			
	2006		2005		2006		2005	
Revenues	$ 12		$ -		$ 2,108		$ -	
Operating expenses								
Compensation	(556)	50%	(501)	47%	(1,741)	30%	(2,146)	55%
Stock-based compensation	(31)	3%	(11)	1%	(447)	8%	(174)	5%
Other operating expenses	(530)	47%	(547)	52%	(3,533)	62%	(1,552)	40%
Total operating expenses	(1,117)	100%	(1,059)	100%	(5,721)	100%	(3,872)	100%
Depreciation and amortization	(216)		(142)		(676)		(563)	
Settlement	-		-		9,635		-	
Gain on debt settlement	-		-		2,919		-	
Gain on sale of property	-		44		1,145		88	
Earnings/(loss) from continuing operations before income taxes	(1,159)		(1,214)		9,561		(4,173)	
Future income tax recovery	16,726		-		16,726		-	
Earnings/(loss)								
From continuing operations	15,567		(1,214)		26,287		(4,173)	
From discontinued operations	728		(15,667)		(12,178)		(21,605)	
Net earnings/(loss)	$16,295		$(16,881)		$ 14,109		$(25,778)	
Earnings/(loss) per share - basic and diluted								
From continuing operations	$ 0.26		$ (0.03)		$ 0.54		$ (0.10)	
From discontinued operations	0.01		(0.37)		(0.25)		(0.51)	
Net earnings/(loss) per share	$ 0.27		$ (0.40)		$ 0.29		$ (0.61)	

FOURTH QUARTER ENDING OCTOBER 31, 2006

The major fourth quarter 2006 elements of earnings were: the operating expenses of the team hired to license the Company's patent portfolio, ongoing patent amortization expense, reduction of the valuation allowance against income tax losses carried forward and tax timing differences not previously recognized, and the gain on sale of land and buildings. This follows the completion of the restructuring of Wi-LAN's business during the second and third fiscal quarters of 2006 to devote its full attention to licensing its IP portfolio and dispose of its products and engineering services businesses.

Wi-LAN's fiscal fourth quarter results, for the period ending October 31, 2006, reflect the following:

- modest royalty revenues from one licensee;
- operating expenses amounting to $1,117. Compensation expenses, including $31 of stock-based compensation, amounted to $587, or 53% of the total operating expenses. The staff level grew to 10 individuals during the third and fourth quarters of 2006 in support of Wi-LAN's licensing business. Other operating expenses, including facilities and outside legal costs, amounted to $530, or 47% of the total. The Company will manage its cost base to its licensing opportunities, taking into account licensing results that are achieved;
- external legal expenses were limited in the fourth quarter due to the Company having only one lawsuit in progress – the Canadian action against D-Link. Wi-LAN's objective is to negotiate fair licenses for its IP, but in future quarters, additional litigation may be necessary to achieve that objective;
- depreciation and amortization expenses of $216 include the amortization of patents amounting to $201 and depreciation on capital equipment of $15. The 2006 fiscal fourth quarter amortization expense was higher than 2005 due mainly to the $1,500 in common shares to acquire additional patent rights from Ensemble in April 2006. Depreciation increased in the 2006 fourth quarter due to the additional capital equipment acquired during the year, including computers, software and equipment to support Wi-LAN's new licensing activities;
- the income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter reflects the future earnings impact of the subsequent event of the license agreement signed with Nokia in December 2006. The income tax recovery recorded in Wi-LAN's fourth quarter 2006 results is a non-cash transaction, but will offset income taxes otherwise expected to be payable on the earnings generated from the license. Management will assess the valuation allowance against other tax losses carried forward and timing differences on a quarterly basis in order to decide when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements; and
- fourth quarter results from discontinued operations reflect mainly the one-time cash gain of $584 on the disposition of land and buildings. In the 2005 fourth quarter, discontinued operations generated a loss of $15,667. That loss comprised research and development ("R&D") and sales, marketing and other expenses of $9,224 in excess of gross margins, plus the write-off of goodwill of $6,364.

Going forward, Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses, and other expenses such as facilities and public company costs. Depreciation and amortization expenses will change to reflect mainly the carrying value and remaining lives of Wi-LAN's patent portfolio, including IP acquisitions. On December 4, 2006, Wi-LAN acquired patents from Nokia valued at $34,000 as partial consideration of a license of Wi-LAN's patent portfolio. The tax loss carry-forwards and other tax timing differences are expected to reduce or eliminate the Canadian and provincial income taxes otherwise payable by the Company on this transaction in 2007.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities. They also include: stock-based compensation expenses, a non-cash charge; the costs of restricted share units ("RSUs") granted in accordance with an RSU Plan implemented on January 2, 2007, bonuses as granted at the discretion of the President & CEO and the Board; and other compensation arrangements in accordance with employment agreements. The current RSU Plan calls for the payment in cash of the equivalent of the number of restricted share units granted valued at the price of the Company's common shares at the date of the vesting of the RSUs. One key employee has been granted 750,000 RSUs to date, with 250,000 units vesting annually in January 2007, 2008 and 2009. The Company has accrued the cost associated with the RSUs earned to date in its October 31, 2006 accounts payable and accrued liablities.

Legal expenses will vary depending mainly on litigation that is undertaken. The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Currently the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Company. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million, although costs can vary significantly depending on a range of factors. It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources, including the December 2006 transactions of the license with Nokia and the financing, will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Cash and cash equivalents increased by $7,124 to $16,680 in the fourth quarter of 2006, reflecting the $7,300 net cash raised by the issuance and sale of 6,400,000 common shares by way of a short form prospectus in August 2006. The financing was priced at $1.25 per common share, and included the issuance of brokers warrants to purchase up to 384,000 common shares (6% of the number of common shares issued in the financing) with an exercise price of $1.35 per common share. The warrants have a one-year life. Cash was increased subsequent to October 31, 2006 by the cash portion of the consideration for the license due from Nokia of approximately $15,200 and a further $28,250 by the sale of common shares. These two transactions occurred in December 2006.

Other cash changes during the fourth quarter of 2006 included: the $584 cash received on the sale of land and buildings and $359 of cash received on exercise of options and brokers warrants to purchase common shares, partially offset by net payment of accounts payable and accrued liabilities of both the continuing and discontinued businesses.

YEAR ENDING OCTOBER 31, 2006

For the fiscal year ending October 31, 2006, Wi-LAN's earnings were as follows:

- net earnings: $14,109, or $0.29 per common share, compared with a loss of $(25,778), or $(0.61) per common share in 2005; comprising:
  - earnings from continuing operations of $26,287, or $0.54 per common share, compared with a loss of $(4,173), or $(0.10) per common share in 2005, and
  - loss from discontinued operations of $(12,178), or $(0.25) per common share, compared with a loss of $(21,605), or $(0.51) per common share in 2005.

In 2006, licensing revenues amounted to $2,108, operating expenses totalled $5,721, including $2,188 of compensation expense (38% of the total), external legal costs of $1,810 for a variety of matters including a proxy battle that was resolved in the fiscal second quarter, and $1,723 of other costs, including facilities, other operating costs and administration. The year also included a number of unusual items, the fourth quarter non-cash income tax recovery noted above, and three gains: the $9,635 settlement with Cisco, the $2,919 gain on its debt settlement with Industry Canada, and the $1,145 gain on the sale of its former head office facility in Calgary.

Settlement

During the fiscal first quarter of 2006, Wi-LAN reported a net gain of $9,635 on completing a settlement with Cisco for the purchase of patents, paid-up and prepaid royalties on certain patents, and settlement costs.

Gain on debt settlement

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally from any further claims or commitments by the government under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the government to purchase Wi-LAN common shares. The warrant accrual amounting to $4,719, net of the $1,800 payment, was credited to earnings in the Company's second quarter, resulting in a net gain of $2,919.

Gain on sale of property

In the first quarter of 2005, Wi-LAN sold its head office location in Calgary and entered into a lease for a portion of the space, resulting in a deferred gain of approximately $1,200. In the first quarter of 2006, the lease was terminated and the $1,145 balance of the deferred gain was taken into earnings.

Loss from discontinued operations

A summary of the results of operations and assets and liabilities of the discontinued businesses is included in note 7 to the financial statements. The losses include revenues, margins and operating expenses of the businesses for the periods until they were accounted for as discontinued, inventory write-offs and other provisions in disposing of the products business, as well as other directly related expenses of exiting the business, including vacation pay and severances.

FOURTH QUARTER AND YEAR ENDING OCTOBER 31, 2005

Results for the 2005 fiscal fourth quarter and year report the operating expenses, including compensation of the executive and administrative staff of the Company, legal compliance and other operating expenses at a time when the Company was both a licensing business and a products and engineering services company.

LIQUIDITY

Cash and short-term investments at October 31, 2006 amounted to $16,680. Wi-LAN has no long-term debt. After the fiscal year end, Wi-LAN completed two major transactions in December 2006: a license with Nokia and a bought-deal financing. The Nokia license will generate approximately $15,200 in cash, less 10% withholding taxes, due in January 2007, plus the transfer of the Nokia ADSL patent portfolio valued at $34,000. The financing raised net cash of approximately $28,250 (gross proceeds of $30,000) by the issuance of 6,666,700 common shares priced at $4.50 per share. Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required, and purchase additional high quality patent portfolios that are identified and that fit the Company's strategic direction and portfolio of wireless and wireline telecommunications IP.

Wi-LAN's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX and ADSL markets. To date, Wi-LAN has licensed all of its IP as at December 2005 to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline Communications Inc. ("Redline"), the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips"), and effective December 4, 2006, all of its IP to Nokia. It is difficult to predict the timing and nature of future licenses.

It may be necessary for Wi-LAN to commence or continue litigation against those it considers to be infringing its patents, or for the Company to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. In addition, in order to continue growing its business, Wi-LAN will have to acquire additional patents from third parties. Both the litigation costs and the patent acquisition costs may involve the outlay of significant amounts of cash, although the latter is totally controllable by the Company.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. On the licensing side, while each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the result optimizes Wi-LAN's economic results from the licensing. For litigation costs, after the Company's cash position is further strengthened, Wi-LAN will likely initiate U.S.-based litigation to enforce its rights against selected companies who are infringing Wi-LAN's IP. The litigation initiatives will be determined very carefully by Wi-LAN, taking all relevant factors into account, including the likely cost and time to reach a fair settlement with the targets. Other operating expenses, including compensation, travel, facilities and the costs of operating as a public company, will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the patents (i.e. on a contingency basis), and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents.

Commitments for the leased premises in Ottawa are currently as follows. The Company will be expanding its leased space to meet the needs caused by the growth in staffing.

	Years Ending October 31,				
	Total	2007	2008	2009	Thereafter
Leases for premises	$ 650	$ 126	$ 130	$ 130	$ 264

CAPITAL RESOURCES

Wi-LAN will have two main types of capital investment going forward: capital assets such as computers, software, furniture and facilities to support staff requirements, and the acquisition of new patents and IP under Wi-LAN's Technology Acquisition Program ("TAP") to support continuing growth in the Company's business. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of wireless and telecommunications licensing. Expenditures for capital assets will match the Company's growth, and are expected to be more modest over time than the TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

OUTSTANDING COMMON SHARE DATA

Common shares and convertible securities

As at October 31	2006	2005
Common shares	**61,099,073**	42,229,184
Securities convertible into common shares:		
Stock options	**4,039,350**	3,246,193
Deferred stock units (DSUs)	**26,348**	799,990
Warants	**772,332**	22,388
	65,937,103	46,297,755

On December 8, 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 6,666,700 common shares at a purchase price of $4.50 per share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed on December 29, 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

Wi-LAN has a Stock Option Plan ("Option Plan") and a Deferred Stock Unit Plan ("DSU Plan") for directors, employees and consultants. The Company is authorized to issue options plus DSUs totalling up to 10% of the outstanding common shares of the Company. 850,000 of the options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The remaining 26,348 DSUs are payable either in cash (based on the value of Wi-LAN's common shares at the time of settlement) or common shares, at the Company's discretion, and are due when the holders leave the Company. The 772,332 warrants are mainly warrants issued to underwriters in conjunction with the Company's issuances and sales of common shares in June and August 2006. They have one-year lives and are priced at or above the price at which the common shares sold were issued.

OFF-BALANCE SHEET ARRANGEMENTS

Wi-LAN has no off-balance sheet arrangements in place at this time. Depending on the currency of future royalty schemes, the Company may decide to undertake action to manage cash flows denominated in foreign currencies.

The Company has Canadian income tax loss carry-forwards, timing differences, investment tax credits and capital losses generated in prior years that are available to reduce Canadian income taxes otherwise payable. Despite the Company's track record of losses from operations, the transformation into a pure licensing business, restructuring of expenses, and licensing prospects have resulted in the recording of a future tax asset amounting to $16,726 expected to be realized in fiscal 2007.

RELATED PARTY TRANSACTION

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

SELECTED ANNUAL INFORMATION

Summary operating results for the three years ending October 31, 2006 were as follows.

	Years Ended October 31,		
	2006	2005	2004
Statements of Operations:			
Revenues	$ 2,108	$ -	$ -
Earnings/(loss) from continuing operations before tax	9,561	(4,173)	(2,925)
Recovery of income taxes	16,726	-	-
Earnings/(loss) from continuing operations	26,287	(4,173)	(2,925)
Loss from discontinued operations	(12,178)	(21,605)	(4,124)
Net earnings/(loss)	$ 14,109	$ (25,778)	$ (7,049)
Basic and diluted earnings/(loss) per share:			
Continuing operations	$ 0.54	$ (0.10)	$ (0.07)
Discontinued operations	(0.25)	(0.51)	(0.10)
Net earnings/(loss) per share	$ 0.29	$ (0.61)	$ (0.17)

The major balance sheet items for the three years as at October 31, 2006, 2005 and 2004 were as follows.

	As At October 31,		
	2006	2005	2004
Balance Sheets:			
Cash and cash equivalents	$ 16,680	$ 3,690	$ 13,768
Future tax asset	16,726	-	-
Patents and trademarks	9,787	10,059	10,512
Shareholders' equity	43,274	10,916	35,830

During the year ending October 31, 2006, Wi-LAN restructured its operations into a "pure play" intellectual property ("IP") licensing business, and sold or exited its products and engineering services businesses. Accordingly, the products and engineering services businesses have been reported as discontinued operations in both 2006 and 2005 in the Financial Statements. All amounts previously reported as general and administrative ("G&A") expenses are now reported as operating expenses.

Revenues from Wi-LAN's licensing activities reached $2,108 for the fiscal year ending October 31, 2006. There were no license revenues generated in the prior two years. As detailed below, the Company generated an operating profit before taxes in fiscal 2006, following two years of losses, mainly as the result of a number of non-recurring items, including $9,635 from a settlement with Cisco and a $2,919 gain on the settlement of the Company's debt with Industry Canada. In the fourth quarter of fiscal 2006, the Company recorded a $16,726 future income tax recovery for a portion of the previously unrecorded income tax loses carried forward, based on the income from a license agreement signed with Nokia following the year end.

In 2006, the discontinued operations lost $(12,178), or $9,427 less than the 2005 loss of $(21,605) due to lower R&D, selling, general and administrative ("SG&A") and other expenses. The products and engineering services businesses were discontinued in the fiscal second quarter ending April 30, 2006. The losses from discontinued operations grew in 2005 compared with 2004 due to deteriorating operating performance, inventory and other provisions, and the write-off of goodwill associated with the discontinued business operations. Gross profit declined in 2005 in part due to $2,181 of inventory provisions. Operating expenses increased by $8,708 in 2005 over 2004. Of this amount, $6,616 was due to retention bonuses, severance costs, bad debt expense, warranty accruals and the warrants issued to Industry Canada under the TPC program. R&D expenses also increased by $2,483 in 2005 as compared with 2004.

The Company's cash position improved by $12,990 mainly due to the two sales of common shares, in June and August 2006, that raised net cash of $14,738. This was partially offset by $7,338 of cash used in discontinued operations. The carrying value of patents and trademarks was $9,787 at October 31, 2006, and increased by $34,000 after the year end with the portfolio of Nokia patents that was acquired by Wi-LAN as the result of the license agreement. After October 31, 2006, Wi-LAN expects to receive cash consideration of approximately $15,200, less 10% withholding taxes, from licensing its patents to Nokia and also raised approximately $28,250 from the sale of 6,666,700 common shares in December 2006.

The main financial commitment of the Company, other than normal course accounts payable and accrued liabilities, relates to the lease for its Ottawa premises.

SELECTED QUARTERLY INFORMATION

The following is a summary of Wi-LAN's quarterly financial results for the past two years.

	Quarter ending:							
Operations:	2006				2005			
	Oct. 31	**July 31**	**April 30**	**Jan. 31**	Oct. 31	July 31	April 30	Jan. 31
Operating and amortization (expense)	**$(1,333)**	**$(1,670)**	**$(1,705)**	**$(1,689)**	$ (1,201)	$ (1,196)	$ (1,110)	$ (928)
Settlement (a)	**-**	**-**	**-**	**9,635**	-	-	-	-
Gain on debt settlement	**-**	**-**	**2,919**	**-**	-	-	-	-
Future income tax recovery	**16,726**	**-**	**-**	**-**	-	-	-	-
Earnings/(loss) from continuing ops.	**15,567**	**432**	**1,236**	**9,052**	(1,214)	(1,117)	(972)	(870)
Earnings/(loss) from discontinued ops.	**728**	**(832)**	**(6,412)**	**(5,662)**	(15,667)	(2,364)	(1,996)	(1,578)
Net earnings/(loss)	**$16,295**	**$ (400)**	**$(5,176)**	**$3,390**	$ (16,881)	$ (3,481)	$ (2,968)	$ (2,448)
Earnings/(loss) per share:								
From continuing operations	**$ 0.26**	**$ 0.01**	**$ 0.03**	**$ 0.21**	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)
From discontinued operations	**0.01**	**(0.02)**	**(0.15)**	**(0.13)**	(0.37)	(0.05)	(0.05)	(0.04)
Net earnings/(loss) per share	**$ 0.27**	**$ (0.01)**	**$ (0.12)**	**$ 0.08**	$ (0.40)	$ (0.08)	$ (0.07)	$ (0.06)

(a) The $9,635 settlement with Cisco, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenues, in accordance with GAAP.

	As at:							
Financial position:	2006				2005			
	Oct. 31	**July 31**	**April 30**	**Jan. 31**	Oct. 31	July 31	April 30	Jan. 31
Cash and cash equivalents	**$16,680**	**$9,556**	**$3,239**	**$8,374**	$ 3,690	$ 7,489	$ 9,466	$ 8,791
Future tax asset	**16,726**	**-**	**-**	**-**	-	-	-	-
Patents and trademarks	**9,787**	**9,988**	**10,170**	**8,848**	10,059	10,155	10,288	10,406
Shareholders' equity	**43,274**	**18,961**	**11,027**	**14,544**	10,916	27,736	31,120	33,851

PROPOSED TRANSACTIONS

As described previously, Wi-LAN completed two significant subsequent event transactions in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia for total consideration of approximately $49,200, including approximately $15,200 of cash due in January 2007, less 10% withholding taxes, and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

There are no other significant proposed asset or business transactions, including acquisitions or dispositions, other than discussions in the normal course with parties regarding possible licensing and patent acquisition opportunities. None of these matters has reached a stage of any agreement on final proposed major terms and conditions.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results, and require management to make judgments based on underlying assumptions about future events and their effects. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes. Critical accounting estimates are reviewed annually by the Audit Committee of the Board. The most critical accounting estimates used in the Financial Statements are outlined below.

Patents

Patents are carried at cost, and amortized on a straight-line basis over their estimated useful lives. The carrying value is reviewed annually to determine whether there has been any impairment of value. The legal lives of patents are typically 20 years. For Wi-LAN's IP, addressing wireless and telecommunications markets, useful lives must also consider technological life.

The patents reported on Wi-LAN's balance sheet were acquired in arm's length transactions and relate mainly to the emerging WiMAX market. The legal lives of this group of patents expire from 2019 to 2021. Independent market research reports have been used by Wi-LAN management as one factor in determining the period of amortization for this group of patents. These reports generally cover only a five-year period, into 2011. When those projections are supplemented by internal research and estimates, management has concluded the market will likely continue to grow annually throughout the legal lives of the WiMAX patents and beyond. As a result, it is management's view that straight-line amortization for the remaining legal lives of the group of patents is appropriate.

Other patents owned by the Company were developed internally and related R&D costs were charged to earnings in the years incurred.

Future Tax Asset

The Company records a valuation allowance to reduce the future income tax asset arising from tax losses carried forward, scientific research and experimental development ("SR&ED") credits, and other temporary differences to the amount that management estimates is more likely than not to be realized. Wi-LAN has incurred substantial losses in all recent years. The income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter results is based on management's estimate of the Company's taxable income in 2007 and other factors, largely reflecting the impact of the license agreement signed with Nokia in December 2006. Management will continue to assess the valuation allowance against tax losses carried forward and timing differences on a quarterly basis, based on projected future earnings estimates.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

There were no new accounting policies or changes in policies implemented by Wi-LAN in 2006. The reporting of the discontinued businesses in 2006 results from the strategic actions implemented to discontinue those businesses, and the accounting is in accordance with GAAP.

RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

Financial Instruments

In 2005, the CICA issued accounting standards on financial instruments (CICA 3385), comprehensive income (CICA 1530) and hedges (CICA 3865). These standards require financial instruments to be carried at fair value on the balance sheet, effective January 1, 2007.

Wi-LAN currently has no financial instruments where these standards apply. In the future, if the Company undertakes hedges on cash flows denominated in foreign currency, Wi-LAN would account for them in accordance with the standards, if applicable.

DISCLOSURE CONTROLS AND PROCEDURES

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President & CEO and CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as of January 9, 2007, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

MANAGEMENT'S REPORT

The consolidated financial statements and other financial information of Wi-LAN included in this annual report are the responsibility of the Company's management and have been examined and approved by its Audit Committee and Board of Directors. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), and include amounts that are based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

To discharge its responsibility for financial reporting and the safeguarding of assets, the Company maintains internal control systems designed to provide reasonable assurance that financial information is reliable and accurate. Management recognizes its responsibility for conducting the Company's affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information such as the management's discussion and analysis of financial condition and results of operations ("MD&A") through its Audit Committee, which consists solely of outside directors. The Audit Committee meets at least quarterly with management and annually with the independent auditors to review performance and discuss audit, internal control, accounting policy and financial reporting matters.

PricewaterhouseCoopers LLP ("PwC") have audited the financial statements in accordance with generally accepted auditing standards. PwC are the external auditors who were appointed by the Company's Board following the resignation of KPMG LLP in October 2006.

James D. Skippen
President & CEO

R. Stephen Bower, FCA
CFO

AUDITORS' REPORT

To the Shareholders of Wi-LAN Inc.,

We have audited the consolidated balance sheet of Wi-LAN Inc. as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year's figures were audited by other auditors who expressed an unqualified opinion thereon dated December 13, 2005, except for note 16(c), which was as of February 3, 2006.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants
Ottawa, Ontario
January 11, 2007

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended October 31	2006	2005
Revenues	$ 2,108	$ -
Income/(expenses) from the following:		
Operating expenses	(5,721)	(3,872)
Depreciation and amortization	(676)	(563)
Settlement (note 3)	9,635	-
Gain on debt settlement (note 4)	2,919	-
Gain on sale of property (note 5)	1,145	88
Gain on disposal of long-term investments	-	142
Impairment of investments	-	(70)
Other income	29	297
Interest:		
Interest income	219	176
Interest expense on long-term debt	(97)	(286)
Other interest expense	-	(85)
Earnings/(loss) from continuing operations before income taxes	9,561	(4,173)
Provision for future income tax recovery (note 6)	16,726	-
Earnings/(loss) from continuing operations	26,287	(4,173)
Loss from discontinued operations (notes 1 and 7)	(12,178)	(21,605)
Net earnings/(loss)	14,109	(25,778)
Deficit, beginning of year	(179,701)	(153,923)
Deficit, end of year	$ (165,592)	$ (179,701)
Earnings/(loss) per share - basic and diluted (note 10g):		
From continuing operations	$ 0.54	$ (0.10)
From discontinued operations	(0.25)	(0.51)
Net earnings/(loss) per share	$ 0.29	$ (0.61)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

As at October 31	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,680	$ 3,690
Accounts receivable	400	-
Future tax asset (note 6)	16,726	-
Prepaid expenses and deposits	387	453
Assets of discontinued businesses (note 7)	621	11,290
CURRENT ASSETS	34,814	15,433
Furniture and equipment (note 8)	174	86
Patents and trademarks (note 9)	9,787	10,059
ASSETS	$ 44,775	$ 25,578
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 814	$ 1,706
Debt (note 4)	-	4,508
Current portion of deferred gain on sale of property (note 5)	-	176
Liabilities of discontinued businesses (note 7)	687	7,303
CURRENT LIABILITIES	1,501	13,693
Deferred gain on sale of property (note 5)	-	969
TOTAL LIABILITIES	1,501	14,662
SHAREHOLDERS' EQUITY		
Common shares (note 10b)	202,396	184,921
Contributed surplus (note 10)	6,470	5,696
Deficit	(165,592)	(179,701)
SHAREHOLDERS' EQUITY	43,274	10,916
LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,775	$ 25,578

Commitments and contingencies (note 12)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements

On behalf of Board:

Dr. Robert Schulz
Director

John Gillberry
Director

Wi-LAN Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended October 31	2006	2005
Cash provided by/(used in)		
OPERATIONS		
Earnings from continuing operations	$ 26,287	$ (4,173)
Non-cash items:		
Stock-based compensation	447	379
Depreciation and amortization	676	563
Settlement (note 3)	(9,635)	-
Debt settlement (note 4)	(4,508)	843
Gain on sale of property (note 5)	(1,145)	(88)
Deferred stock units (note 10d)	105	-
Gain on disposal of long-term investments	-	(142)
Impairment of investments	-	70
Gain on sale of patents	(429)	-
Future tax recovery (note 6)	(16,726)	-
	(4,928)	(2,548)
Change in non-cash working capital balances:		
Accounts receivable	(400)	-
Prepaid expenses	66	(261)
Accounts payable and accrued liabilities	(892)	250
Cash (used in) continuing operations	(6,154)	(2,559)
Cash (used in) discontinued operations (note 7)	(7,800)	(12,188)
Cash (used in) operations	(13,954)	(14,747)
FINANCING		
Proceeds on sale of common shares, net of share issuance costs	14,738	-
Share capital issued for cash on the exercise of options	479	56
Share capital issued for cash on the exercise of warrants	233	-
Cash received from loan payable	2,000	-
Repayment of loan payable	(2,000)	-
Repayment of long-term debt	-	(7,842)
Cash generated from/(used in) continuing operations	15,450	(7,786)
Cash (used in) discontinued operations (note 7)	(61)	(48)
Cash generated from/(used in) financing	15,389	(7,834)
INVESTING		
Purchase of furniture and equipment	(107)	(4)
Purchase of patents and trademarks	(6)	(102)
Restricted cash	-	775
Proceeds from settlement, net (note 3)	9,635	-
Proceeds from sale of patents (note 3)	1,510	-
Proceeds on sale of property, net	-	11,787
Proceeds on sale of long-term investments, net	-	303
Cash generated from continuing operations	11,032	12,759
Cash generated from/(used in) discontinued operations (note 7)	523	(256)
Cash generated from investing	11,555	12,503
Net cash and cash equivalents generated/(used) in the year	12,990	(10,078)
Cash and cash equivalents at beginning of year	3,690	13,768
Cash and cash equivalents at end of year	$ 16,680	$ 3,690

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 31, 2006 and 2005
(In thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. NATURE OF OPERATIONS

Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada.

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform), Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications), WiMAX (a standards-based broadband wireless technology that provides longer-range wireless connectivity) and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). The ADSL patents were acquired from Nokia on December 4, 2006, subsequent to Wi-LAN's October 31, 2006 fiscal year end (note 15).

Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting its products and engineering services divisions during 2006.

Following an extensive review of strategic alternatives, the Company's Board of Directors approved a plan in January 2006 to exit its products business, and in March 2006 to divest its engineering services business. During 2006, the Libra 5800 product line was sold to GIL Technology Co. Ltd., the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc. and the Til-Tek antenna business was sold to a subsidiary of Kawveri Telecom Products Limited. The purchasers are providing ongoing support for Wi-LAN's former customers and channel partners. Also during the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu"). The transaction was completed in May 2006, and included the transfer of approximately 26 of Wi-LAN's engineering staff to Fujitsu.

The results of the products business and engineering services business have been reported as discontinued operations in these financial statements (note 7).

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Wi-LAN have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the years. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized below.

The amounts recorded for doubtful accounts, depreciation of furniture and equipment, amortization of patents and trademarks, estimated future tax, stock-based compensation and provisions for contingent liabilities are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in these estimates could be significant.

a) Consolidation

The consolidated financial statements include the accounts of Wi-LAN Inc. and its subsidiaries. All inter-company transactions and balances have been eliminated.

b) Revenue recognition

The Company recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the IP obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured.

c) Stock-based compensation

The Company has a stock option plan ("Option Plan") for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant, and charged to earnings over the vesting periods. The amount expensed is credited to contributed surplus in the period. On the exercise of stock options, cash received is credited to share capital together with the amount previously credited to contributed surplus on the accrual of the compensation expense.

d) Deferred stock units
The Company has a deferred stock unit plan ("DSU Plan") for certain employees and directors. Effective April 2006, following shareholder approval, the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

e) Restricted share units
The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee. Under the current RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on the dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

f) Income taxes
The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities, and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. Future tax assets are recognized for all temporary differences, unused tax losses and income tax reductions that are "more likely than not" to be realized, and a valuation allowance is considered in valuing future tax assets at each quarterly balance sheet date.

g) Per share amounts
Per share amounts are calculated based on the weighted average number of shares issued and outstanding during the period. The Company uses the treasury stock method of accounting for diluted earnings per share.

h) Cash and cash equivalents
Cash and cash equivalents comprise cash in bank accounts and term deposits or similar financial instruments with maturities of three months or less at the date of the investment.

i) Foreign currency translation
Transactions in foreign currency are translated at the rate in effect at the date of the transaction, with the exception of monetary assets and liabilities that are translated at exchange rates prevailing at the consolidated balance sheet dates. Unrealized translation gains and losses on translation of the financial statements are included in earnings for the period.

j) Furniture and equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Furniture	5–7 years
Leasehold improvements	term of the lease

k) Patents and trademarks
Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful lives or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and trademarks is reviewed periodically by management to determine whether the asset values are impaired. Impairment is determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents or trademarks may not be recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

3. SETTLEMENT

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totalling $2,013, resulted in a net gain of $9,635.

4. GAIN ON DEBT SETTLEMENT

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common shares. The $4,719 liability previously recorded by the Company in connection with the potential settlement of the obligation was credited to fiscal 2006 earnings, resulting in a net gain of $2,919 after the $1,800 payment.

5. GAIN ON SALE OF PROPERTY

In April 2005, the Company sold its head office facility in Calgary and committed to a seven-year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

6. INCOME TAXES

A reconciliation of the expected income tax recovery/(expense) to the actual income tax recovery reported in the consolidated statements of operations is as follows:

	2006	2005
Earnings/(loss) from continuing operations before taxes	**$ 9,561**	$ (4,173)
Expected income tax recovery/(expense) at Canadian statutory income tax rate of 36.12% (2005 – 33.62%)	**(3,453)**	1,403
Permanent differences	**29**	291
Reduction/(increase) in valuation allowance	**20,150**	(1,694)
Future income tax recovery	**$ 16,726**	$ -

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's estimated future tax assets and liabilities are as follows:

	2006	2005
Operating tax loss carry-forwards	**$ 27,602**	$ 31,156
Scientific research and experimental development ("SR&ED") carry-forwards	**5,925**	5,515
Book amortization in excess of capital cost allowance	**2,894**	2,304
Share issue costs	**280**	394
Long-term investments	**-**	1,222
Accounts payable and other	**-**	712
Total future tax assets	**36,701**	41,303
Valuation allowance	**(19,975)**	(41,303)
Future tax asset	**$ 16,726**	$ -

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The amount of the future tax asset considered realizable could change materially in the near term, based on future taxable income during the carry-forward period.

At October 31, 2006, the Company had unused non-capital tax losses, SR&ED and temporary differences carried forward as follows:

	SR&ED credits	Temporary differences	Operating tax losses
2007			$ 11,755
2008			25,340
2009			13,782
2010			2,074
2014			5,825
2015			16,532
2026			1,110
Indefinite	$ 16,403	$ 8,787	-
	$ 16,403	$ 8,787	$ 76,418

The Company also has $4,285 of investment tax credits that expire from 2007 to 2012, and $26,191 of capital losses carried forward, with no expiry.

7. FINANCIAL RESULTS OF DISCONTINUED OPERATIONS

As described in note 1, Wi-LAN exited its products business and engineering services business in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Net proceeds on the disposal of the engineering services business to Fujitsu amounted to $100, and were included in the overall net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the exited products and engineering services businesses for the years ended October 31, 2006 and 2005 are as follows:

For the years ended October 31	2006	2005
Revenues	$ 7,332	$ 25,744
Gross profit/(loss)	(2,225)	8,601
Research and development expense	(5,531)	(9,435)
Selling, general and administrative expense	(3,815)	(14,407)
Impairment of goodwill	-	(6,364)
Loss on sale of businesses and equipment	(607)	-
Loss from discontinued businesses	$ (12,178)	$ (21,605)

The assets and liabilities of the discontinued businesses are carried at the lower of their carrying amount and their estimated fair value on Wi-LAN's consolidated balance sheet, and reflect the following:

As at October 31	2006	2005
ASSETS		
Accounts receivable	$ 621	$ 5,723
Inventory	-	3,184
Prepaid expenses	-	1,159
Property, plant and equipment	-	1,224
Total assets of discontinued businesses	621	11,290
LIABILITIES		
Accounts payable and accrued liabilities	607	5,642
Warranty	-	826
Capital leases	80	141
Deferred revenues	-	694
Total liabilities of discontinued businesses	687	7,303
Net (liabilities)/assets of discontinued businesses	$ (66)	$ 3,987

The cash flows pertaining to the discontinued businesses were as follows:

For the years ended October 31	2006	2005
OPERATIONS		
Loss from operations	$ (12,178)	$ (21,605)
Non-cash items:		
Stock-based compensation and DSUs	748	429
Depreciation and amortization	151	698
Impairment of goodwill	-	6,364
Loss on sale of businesses and other equipment	589	-
	(10,690)	(14,114)
Change in non-cash working capital balances:		
Accounts receivable	5,168	1,114
Inventory	3,184	94
Prepaid expenses	1,093	(1,003)
Accounts payable and accrued liabilities	(6,555)	1,721
Cash used in operations	(7,800)	(12,188)
FINANCING		
Capital lease payments	(61)	(48)
Cash used in financing	(61)	(48)
INVESTING		
Proceeds on sale of business	622	-
Proceeds on sale of long-term investments	40	-
Purchase of property, plant and equipment	(139)	(256)
Cash generated from/(used in) investing	523	(256)
Net cash used in discontinued businesses	$ (7,338)	$ (12,492)

8. FURNITURE AND EQUIPMENT

The cost and net book value of Wi-LAN's furniture and equipment follow:

	Cost	Accumulated depreciation	Net book value
As at October 31, 2006			
Computer equipment and software	$ 156	$ 59	$ 97
Furniture	148	71	77
	$ 304	$ 130	$ 174
As at October 31, 2005			
Computer equipment and software	$ 81	$ 54	$ 27
Furniture	120	61	59
	$ 201	$ 115	$ 86

Property, plant and equipment associated with the Company's discontinued operations are reported with those results (note 7).

9. PATENTS AND TRADEMARKS

In April 2006, Wi-LAN acquired additional patent rights from Ensemble Communications Inc. in exchange for 2,000,000 common shares with a fair value of $1,500.

	Cost	Accumulated amortization	Net book value
As at October 31, 2006			
Patents	$ 11,240	$ 1,453	$ 9,787
Trademarks	-	-	-
	$ 11,240	$ 1,453	$ 9,787
As at October 31, 2005			
Patents	$ 10,927	$ 917	$ 10,010
Trademarks	75	26	49
	$ 11,002	$ 943	$ 10,059

10. SHARE CAPITAL

a) Issued and outstanding

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at October 31	2006	2005
Common shares	61,099,073	42,229,184
Securities convertible into common shares:		
Stock options	4,039,350	3,246,193
Deferred stock units (DSUs)	26,348	799,990
Warrants	772,332	22,388
	65,937,103	46,297,755

Wi-LAN has a Stock Option Plan and a Deferred Stock Unit Plan for employees, directors and consultants. The Company is authorized to issue options plus DSUs totalling up to 10% of the outstanding common shares of the Company. In addition, 850,000 options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The Company implemented a Restricted Share Unit Plan for employees and directors in January 2007. The RSU Plan calls for settlement in cash.

b) Common shares

Common shares	Number	Amount
October 31, 2004	41,818,416	$ 184,833
Issued under Ensemble agreement - price protection	363,994	521
Share price adjustment	-	(521)
Exercise of stock options	46,774	56
Transfer from contributed surplus on options exercised	-	32
October 31, 2005	42,229,184	$ 184,921
Issued on acquisition of patent rights (note 9)	2,000,000	1,500
Issued on sale of shares in June 2006	9,091,000	7,137
Issued on sale of shares in August 2006	6,400,000	7,180
Issued to settle DSUs	793,237	686
Exercise of stock options	412,852	479
Exercise of warrants	172,800	233
Transfer from contributed surplus on options and warrants exercised	-	260
October 31, 2006	**61,099,073**	**$ 202,396**

Under the terms of the purchase agreement between the Company and Ensemble for acquired patents and patent applications, price protection provisions required the Company to provide more or less shares to Ensemble depending on the market price of the Company's common shares. During the year ended October 31, 2005, the Company issued 363,994 common shares to Ensemble related to the price protection provisions.

In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000) priced at $0.88 per common share. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one-year life were issued. The $239 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

In August 2006, Wi-LAN raised additional net cash of approximately $7,342 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one-year life were issued. The $181 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

c) Stock options

Options vest at various times ranging from immediate vesting on grant to vesting over a three-year period. Options generally have five-year lives.

Option activity for the two years ending October 31, 2006 and 2005 was as follows:

		Price per share			Exercisable options	
	Number of options	Price range		Weighted average	Number	Weighted average
October 31, 2004	3,389,105	$ 1.00	$ 45.80	$ 3.81	2,916,061	$ 4.19
Granted	1,020,450	0.72	1.60	1.31		
Exercised	(46,774)	1.00	2.92	1.18		
Cancelled/expired	(1,116,588)	1.00	14.45	4.87		
October 31, 2005	3,246,193	0.72	45.80	2.58	2,953,422	$ 2.64
Granted	4,302,000	0.70	1.51	0.93		
Exercised	(412,852)	0.77	1.54	1.16		
Cancelled/expired	(3,095,991)	0.75	45.80	2.54		
October 31, 2006	4,039,350	$ 0.70	$ 3.95	$ 1.00	1,263,470	$ 1.06

As a result of the restructuring described in note 1, many former Wi-LAN employees had 90 days to determine whether to exercise their vested options or let them expire. Most of the options exercised and options cancelled/expired in 2006 related to their departure.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following assumptions:

	2006	2005
Risk-free interest rate	**4.3%**	5%
Volatility	**65%**	57%
Expected option life (years) – <50,000 options	**3.0**	3.0
Expected option life (years) – >50,000 options	**3.0**	4.0
Dividend yield	**0%**	0%

The Company has recorded total stock-based compensation expense in continuing operations of $447 and $379 for the fiscal years ended October 31, 2006 and 2005, respectively. Contributed surplus has been increased by the amount of the stock-based compensation costs. The Company transferred $200 from contributed surplus to common shares for the options exercised in fiscal 2006 (2005 – nil).

Details of the outstanding options at October 31, 2006 are as follows:

Range of exercise prices		Outstanding stock options at Oct. 31, 2006	Remaining term of options in years	Weighted average	Exercisable stock options at Oct. 31, 2006	Weighted average
$ 0.70	$ 0.80	2,500,000	4.51	$ 0.71	897,500	$ 0.73
0.95	1.02	158,000	3.39	0.98	119,000	0.98
1.18	1.30	875,000	4.77	1.27	18,750	1.18
1.38	1.54	393,000	4.63	1.48	120,333	1.44
3.03	3.95	113,350	1.37	3.53	107,887	3.51
$ 0.70	$ 3.95	4,039,350	4.44	$ 1.00	1,263,470	$ 1.06

d) Deferred stock unit ("DSU") plan

The Company has a DSU Plan as a tool to assist in the retention of selected employees and directors, and to help conserve the Company's cash position, especially in the first half of fiscal 2006. Under the plan, DSUs were awarded, and became due when the conditions of retention were met and employment terminated or completed. The value of each DSU was determined in reference to the Company's common share price, and the DSU value was payable (a) in cash for the period through April 20, 2006, and (b) in either cash or shares, at the Company's option, after April 20, 2006. In order to conserve cash, the Company has settled DSUs in shares since that date.

Details of the DSUs are as follows:

	Number
October 31, 2004	-
Granted	780,990
Cancelled	(1,000)
October 31, 2005	779,990
Granted	195,595
Settled in common shares	(793,237)
Settled in cash	(113,000)
Cancelled	(43,000)
October 31, 2006	26,348

e) Warrants

Details of the outstanding warrants at October 31, 2006 are as follows:

	Number of warrants	Price per share		
		Price range		Weighted average
October 31, 2004	3,721,700	$ 1.85	$ 5.25	$ 4.02
Cancelled/expired	(3,699,312)	1.85	5.25	4.03
October 31, 2005	22,388	3.35	3.35	3.35
Granted	929,460	0.88	1.35	1.07
Exercised	(172,800)	1.35	1.35	1.35
Cancelled/expired	(6,716)	3.35	3.35	3.35
October 31, 2006	772,332	$ 0.88	$ 3.35	$ 1.06

In 2006, 6,716 warrants that were outstanding as at October 31, 2005 with an exercise price of $3.35 per share expired.

In conjunction with the financing on June 22, 2006, the Company granted brokers warrants to purchase 545,460 common shares with an exercise price of $0.88 per common share. In conjunction with the financing on August 17, 2006, the Company granted brokers warrants to purchase 384,000 common shares with an exercise price of $1.35 per common share. In October 2006, 172,800 of the warrants were exercised, resulting in a transfer of $60 from contributed surplus to common shares.

f) Restricted share unit ("RSU") plan

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee entered into during 2006. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the year ended October 31, 2006, the Company committed to grant 750,000 RSUs that vest and are to be settled in cash as follows: 250,000 RSUs in January 2007, 250,000 RSUs in January 2008, and 250,000 RSUs in January 2009. The Company recorded an accrued liability and related expense of $175 for the period ending October 31, 2006 to recognize the estimated value of the earned RSUs for the year.

g) Per share amounts

Basic earnings per common share ("EPS") is calculated by dividing earnings attributable to common shares by the sum of the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the potentially dilutive effect of outstanding stock options and warrants. Restricted share units are payable in cash and are not considered as part of this diluted EPS. In 2005, deferred stock units were also payable in cash, so were not included in diluted EPS. The weighted average number of common shares outstanding for 2005 excludes the impact of options and warrants due to their anti-dilutive effect.

Earnings used in determining EPS from continuing and discontinued operations are the earnings as reported in the consolidated statements of operations and deficit.

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic EPS computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	2006	2005
Basic weighted average number of common shares outstanding	**48,447,178**	42,143,065
Effect of stock options and warrants	**330,804**	-
Diluted weighted average number of common shares outstanding	**48,777,982**	42,143,065

11. SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005
Cash interest received/(paid), net	**$ 74**	$ (195)
Cash taxes (paid)	-	(17)
Non-cash investing and financing transactions:		
Shares issued for Ensemble patent rights	**1,500**	-

12. COMMITMENTS AND CONTINGENCIES

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

There were several contingencies reported as at October 31, 2005 that were resolved during 2006. Legal action against Cisco was settled (note 3) and the commitment to purchase certain inventory was resolved as part of the disposal of the engineering services business to Fujitsu (note 7).

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006, Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

The following is a schedule of the total future minimum annual payments under the Company's lease for its Ottawa premises:

	Amount
2007	$ 126
2008	130
2009	130
2010	130
2011 and thereafter	134
	$ 650

13. RELATED PARTY TRANSACTION

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

14. FINANCIAL INSTRUMENTS

Financial instruments recognized in the balance sheet comprise: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short terms to maturity.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. Cash and cash equivalents are currently held with two major Canadian financial institutions. The Company's accounts receivable are modest, and management believes the credit risk is low. Subsequent to year end, the Company recorded a receivable from a major licensee, and expects to collect that amount in accordance with the terms of the related agreement.

The Company believes that an adequate provision has been made for the possibility of uncollectible receivables and monitors and adjusts the allowance as necessary. The Company does not generally require collateral or other security from customers.

15. SUBSEQUENT EVENTS

a) License agreement

In December 2006, Wi-LAN announced that Nokia Corporation ("Nokia") of Finland had licensed the Wi-LAN patent portfolio. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to Wi-LAN approximately 93 patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on an independent valuation by a major accounting firm. As additional consideration, Nokia committed to pay approximately $15.2 million (€ 10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

b) Financing

In December 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Company at a purchase price of $4.50 per common share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed in December 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

Directors



Dr. Hatim Zaghloul,
Chairman of the Board [4]



Jim Skippen,
President & CEO



Dr. Michel Fattouche,
Chairman of Technical
Advisory Committee [1, 2, 4]



John Gillberry,
Chairman of Compensation
Committee [2]



Bill Jenkins,
Chairman of Governance &
Nominating Committee [3]



Dr. Bob Schulz,
Chairman of Audit
Committee [1, 3]

Member of:
[1] Audit Committee
[2] Compensation Committee
[3] Governance & Nominating Committee
[4] Technical Advisory Committee

Officers



Jim Skippen,
President & CEO



Steve Bower,
CFO



Bill Middleton,
VP Licensing
& General Counsel



Jung Yee,
CTO

2007 Annual Meeting

Thursday, March 22, 2007
Calgary, Alberta
Details will be published
on Wi-LAN's website:
www.wi-lan.com
Click on: "Investors"

Stock Exchange Listing

The Toronto Stock Exchange
www.tsx.com
Symbol: "WIN"

Wi-LAN's website, www.wi-lan.com, also provides a link to the TSX website

Legal Counsel

LaBarge Weinstein
Professional Corporation
Suite 800
515 Legget Drive
Kanata, ON
K2K 3G4

Public Filings – SEDAR

Wi-LAN's publicly filed documents are available at: www.sedar.com

Wi-LAN's website, www.wi-lan.com, also provides a link to the SEDAR website

Transfer Agent

Computershare Trust Co. of Canada

1 800 564-6254
www.computershare.com
Click on: "Shareholder Services"

Auditors

PricewaterhouseCoopers LLP
Suite 700
99 Bank Street
Ottawa, ON
K1P 1K6

Commercial Bankers

Royal Bank of Canada
2nd Floor
90 Sparks Street
Ottawa, ON
K1P 5T6

Investor Relations

Steve Bower
CFO, Wi-LAN Inc.
Mobile: 1 613 697-7159
Fax: 1 613 688-4894
E-mail: sbower@wi-lan.com
www.wi-lan.com

Head Office

Suite 608
11 Holland Avenue
Ottawa, ON
K1Y 4S1
Canada

Tel: 1 613 688-4900
Fax:1 613 688-4894

Registered Office

3300, 421-7th Avenue S.W.
Calgary, AB
T2P 4K9
Canada

WiLAN
INNOVATION. EVERYWHERE.

END